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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.    )

SCIENTIFIC GAMES CORPORATION
(F/K/A AUTOTOTE CORPORATION)
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

053323 10 1
(CUSIP Number)

February 4, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        /x/ Rule 13d-1(b)

        / / Rule 13d-1(c)

        / / Rule 13d-1(d)

Schedule 13G

CUSIP No. 053323 10 1

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) /x/

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5.	SOLE VOTING POWER 3,900,000
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 3,900,000
PERSON WITH
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.64%

12.	TYPE OF REPORTING PERSON
IA;OO

ITEM 1.

  (a)
  Name of Issuer:

      SCIENTIFIC GAMES CORPORATION (F/K/A AUTOTOTE CORPORATION)(THE "ISSUER")

  (b)
  Address of Issuer's Principal Executive Offices:

      750 Lexington Avenue, 25th Floor
      New York, NY 10022

ITEM 2.

  (a)
  Name of Persons Filing:

      Oaktree Capital Management, LLC

  (b)
  Address of Principal Business Office of the Reporting Persons:

      333 South Grand Ave., 28th Floor
      Los Angeles, California 90071

  (c)
  Citizenship:

      California

  (d)
  Title of Class of Securities:

      Common Stock, par value $.01 per share ("Common Stock")

  (e)
  CUSIP Number:

      053323 10 1

ITEM 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  (a)
  / / Broker or Dealer registered under Section 15 of the Exchange Act;
  (b)
  / / Bank as defined in section 3(a)(6) of the Exchange Act;
  (c)
  / / Insurance Company as defined in section 3(a)(19) of the Exchange Act;
  (d)
  / / Investment Company registered under section 8 of the Investment Company Act;
  (e)
  /x/ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f)
  / / An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g)
  / / Parent Holding Company or Control Person in accordance with13-1(b)(ii)(G);
  (h)
  / / A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i)
  / / A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
  (j)
  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4. Ownership*

  (a)
  Amount beneficially owned: 3,900,000

  (b)
  Percent of class: 9.64%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:
  3,900,000

  (ii)
  Shared power to vote or to direct the vote:
  -0-

  (iii)
  Sole power to dispose or direct the disposition of:
  3,900,000

  (iv)
  Shared power to dispose or direct the disposition of:
  -0-

*
Oaktree Capital Management, LLC, a California limited liability company, is filing this Schedule 13G in its capacities (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Fund") and (ii) as the investment manager of a third-party account (the "Oaktree Account"). The Fund is the direct beneficial owner of 3,782,996 shares of the Issuer's Common Stock. The Oaktree Account is the direct beneficial owner of 117,004 shares of the Issuer's Common Stock.

ITEM 5. Ownership of Five Percent or Less of a Class

        Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        All securities reported on this Schedule 13G are directly held either by the Fund or the Oaktree Account. The Fund beneficially owns 9.35% of the Issuer's Common Stock. The Oaktree Account does not benficially own more than 5% of the Issuer's Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 5th day of February, 2002

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ JOHN B. FRANK By: John B. Frank Title: Managing Director and General Counsel

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SIGNATURE